JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

December 3, 2007

Via Messenger and edgar submission

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Oil Fund, LP Registration No. 333-144348

Dear Mr. McTiernan:

On behalf of the United States 12 Month Oil Fund, LP  (the “Registrant”), we are providing the Registrant’s response to your comment letter of November 30, 2007 to Amendment No. 2 to the registration statement. Each of your comments is set forth below, followed by the Registrant’s response.

Victoria Bay Asset Management LLC and Subsidiary

Note 3 - Capitalization and Related Party Transactions, page F-18

1.
We have read and considered your response to comment five.  You have indicated that there is no obligation of Wainright to provide funding or continue to provide funding of US12OF; and accordingly, the financial statements of Wainwright were not provided.  However, your response did not address whether you expect Wainwright to provide additional financial support to you either directly or indirectly.  If there is a reasonable expectation that such support will continue, the audited balance sheet of Wainwright should be included.  If there is not such an expectation, include a representation to this effect in the filing.

Response: The Registrant confirms that there is no reasonable expectation that Wainwright will, directly or indirectly, provide financial support to US12OF.  The General Partner, whose financial statements are included in the registration statement, will provide certain financial support to US12OF, as disclosed in the prospectus; however, since the General Partner also receives fees from other funds it manages, including United States Oil Fund, LP ("USOF") and United States Natural Gas Fund, LP ("USNG"), each of which has assets greater than $400 million, it anticipates that these fees would be available, if necessary, to cover the costs required in connection with the formation and offering of units of US12OF.  Once the initial offering of units is completed, US12OF will pay a management fee to the General Partner that would be available to pay such expenses and US12OF will be directly responsible for additional ongoing expenses currently borne by the General Partner, as noted in the prospectus.

Michael McTiernan
December 3, 2007

Previously, Wainwright provided assistance to the General Partner in connection with the formation of the first fund, USOF. However, in light of the ongoing fees that the General Partner receives and will continue to receive from USOF and USNG, as well as the fees from other future funds to be established such as US12OF, and the obligation of these funds to bear certain ongoing expenses directly, there is not a reasonable expectation that Wainwright would provide financial support, directly or indirectly, to US12OF.  For the foregoing reasons, we respectfully submit that the balance sheet of Wainwright should not be required to be included in the registration statement and that no further revisions to the disclosure in the prospectus be required.

* * *

We hope that you will find this response satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

James M. Cain

Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.